Filed by Verilink Corporation (Commission File No. 001-28562)
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended

Subject Company: Larscom Incorporated
(Commission File No. 001-12491)

[The following are questions and answers disseminated by Verilink Corporation and Larscom Incorporated beginning on May 4, 2004.]

Verilink and Larscom Merger
Frequently Asked Questions

Employee/Organization Related Questions

Q. If this deal goes through, will there be layoffs?

A. The two companies will continue to operate as two separate organizations for the next several months. As of closing, the company will begin the process of integrating along functional lines, transitioning certain activities from Newark, CA to Madison, AL. We will work to keep everyone informed as the integration process progresses.

Q. If my position is eliminated, can I apply for other positions?

A. If there are open positions as a result of this acquisition, all employees of the combined company will have the opportunity to apply.

Q. Will there be a severance package for those whose positions are eliminated?

A. There will be severance for those whose positions are eliminated in accordance with either the appropriate Larscom or Verilink severance plan.

Q. How and when will personnel decisions be made?

A. The executive team will be working with the integration teams on all matters related to consolidation activities following the closing, including personnel issues.

Q. What will happen to my benefits?

A. Employees will continue to receive benefits under existing benefit plans. Eventually, Verilink will merge the benefit plans.

Q. What happens to my stock options?

A. Stock options of Larscom employees will vest on an accelerated schedule after the closing, and will become excercisable for Verilink stock based on the 1.166 exchange ratio subject to adjustment. It has been the practice of Verilink that all full time employees of the firm have stock options upon joining the firm. Details will be provided by Human Resources.

Q. What’s the timeline for integration?

A. The integration team will be developing strategies and timelines for combining the two companies.

Verilink and Larscom Merger FAQs

Q. Will there be post merger salary reviews?

A. Yes. As part of the integration process all compensation packages, stock options, and benefits will be reviewed.

Q. How many employees does the combined company have?

A. The combined employee count currently is approximately 250 people.

Q. How many employees will the company have when the transaction is complete?

A. We will be outlining an integration process that will help the combined company create economies of scale. We will work to keep everyone informed as the integration process progresses.

Q. Will you maintain separate sales forces, or will you merge them?

A. In the interim period before the close of the transaction, we will maintain separate sales forces and activities. However, after the close we will consolidate sales forces to provide the highest possible support for our customers.

Q. What will happen to customer support? Will you consolidate that function?

A. In the interim period before the close of the deal, we will maintain separate support organizations and activities. However, after the close we will consolidate support teams to provide the highest possible service to our customers.

Q. Do you anticipate this deal affecting our stock price?

A. We cannot speculate on our stock price, but the intent of this acquisition is to create value for our employees, customers, and stockholders.

Q. What impact will the merger have on the manufacturing organizations of the two companies?

A. We believe there are synergies and economies-of-scale that can be achieved by combining our manufacturing operations. This will be investigated as part of the integration process.

About Larscom Incorporated

Larscom (Nasdaq: LARS) enables high-speed access by providing cost-effective, highly reliable (carrier-class), and easy-to-use network access equipment. In June 2003, Larscom merged with VINA Technologies to create a worldwide leader in enterprise WAN access for the delivery of high-speed data, and integrated voice and data services with the deployment of more than 350,000 systems worldwide. Larscom’s customers include major carriers, Internet service providers, Fortune 500 companies, small and medium enterprises, and government agencies worldwide. Larscom’s headquarters are in Newark, California. Additional information can be found at www.larscom.com.

About Verilink Corporation

Verilink provides customer premises voice and data access solutions to service providers, strategic partners and enterprise customers on a worldwide basis. Verilink is a market leader in voice over packet and voice over TDM IAD solutions including VoIP, VoDSL and VoATM. Data only offerings include access routers, probes, CSU/DSUs, DACS and network monitoring solutions. Verilink turnkey service solutions empower carriers with the flexibility to provide integrated services regardless of network technology. The Company’s headquarters are located

Verilink and Larscom Merger FAQs

at 127 Jetplex Circle, Madison, AL 35758. Verilink stock trades on the Nasdaq National Market under the symbol VRLK. To learn more about Verilink, visit the website at http://www.verilink.com.

Additional Information about the Merger and Where to Find It

Verilink plans to file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the merger, and Verilink and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Verilink and Larscom concerning the proposed merger transaction. INVESTORS AND SECURITY HOLDERS OF VERILINK AND LARSCOM ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERILINK, LARSCOM, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verilink by directing a written request to: Corporate Secretary, Verilink Corporation, 127 Jetplex Circle, Madison, AL 35758. Investors and security holders may obtain free copies of the documents filed with the SEC by Larscom by directing a written request to: Corporate Secretary, Larscom Incorporated, 39745 Eureka Drive, Newark, CA 94560. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

In addition to the Registration Statement and Joint Proxy Statement/Prospectus, Verilink and Larscom file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Verilink and Larscom at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Verilink’s and Larscom’s filing with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s web site at www.sec.gov.

Interests of Certain Persons in the Merger

Verilink and Larscom will be soliciting proxies from the stockholders of Verilink and Larscom in connection with the merger and issuance of shares of Verilink common stock in the merger. In addition, the respective directors and executive officers of Verilink and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of Verilink is set forth in the proxy statement for the annual meeting of stockholders filed on October 10, 2003. Information about the directors and executive officers of Larscom is set forth in the Larscom Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. The directors and executive officers of Verilink and Larscom have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of Verilink and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Verilink Board of Directors, option and stock holdings and indemnification.

Safe Harbor Statement

     Except for the historical information contained herein, the matters set forth herein, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of Verilink, including its Form 10-K for the fiscal year ended June 27, 2003 and Form 10-Q for the quarter ended January 2, 2004, filed with the SEC on September 24, 2003 and April 22, 2004, respectively, and in the SEC reports of Larscom, including its Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 31, 2004. These forward-looking statements speak only as of the date hereof. Verilink and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.

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Verilink, the Verilink logo, and NetEngine are registered trademarks of
Verilink Corporation. Larscom is a registered trademark of Larscom
Incorporated. All other trademarks or registered trademarks are the property of the respective owners.